Exhibit 17.1

November 14, 2018

To:

TechCare Corp.

Board of Directors

Re:	Notice of Resignation from Board of Directors of the Company

Dear All,

I hereby submit my resignation, effective immediately, from my duties as a member of the Board of Directors of TechCare Corp., in order to allow me to pursue other business opportunities.

I have had no disagreements with the Corporation’s operations, policies or practices whatsoever.

Sincerely,

/s/ Haim Lampert
Haim Lampert